Exhibit 10.17

July 31, 2013

Mr. Peter Liu (Hau Liu, BA 528459)

Re: Employment Agreement

Dear Peter:

This letter agreement (the “Agreement”) confirms the revised terms of your employment with Sonim Technologies, Inc., and Sonim Technologies (Shenzhen) Ltd. (together the “Company” or “Sonim”). This Agreement and these employment terms supersede and replace in their entirety any and all previous promises, representations or agreements on the subjects covered herein, including (without limitation) your offer letter from the Company dated July 28, 2010, and as amended on August 24, 2011 and October 24, 2011 (the “Offer Letter”),

1.

Position and Duties. You will serve as the Company’s Senior Vice President and Country Manager of Greater China. You will report to the Chief Executive Officer of the Company (the “CEO”). You will work at our facility located in Shenzhen, China. Of course, Sonim may change your position, duties, and work location from time to time, as it deems necessary. You will devote your full business time and attention to the business affairs of the Company, except for reasonable vacations and periods of illness or incapacity. As a Sonim employee, you will be expected to abide by Company rules and policies and to acknowledge in writing that you have read the Company’s Employee handbook.

2.	Compensation and Benefits.

a.

Base Salary. You will receive an annual salary of RMB 105,147 monthly (RMB 1,261,770 annualized), less required and designated payroll deductions and withholdings, and payable according to the Company’s regular payroll schedule as follows:

i.	Base: RMB 420,085 in gross, you need to pay your individual income tax to China local tax authority by yourself

ii.	Bonus Advance for Child’s Tuition: RMB 240,000

iii.	Allowance: RMB 511,685 Allowance for Medical and Life Insurance: RMB 90,000

b.	Benefits. You will be eligible to participate in the Company’s standard employee benefits pursuant to the terms, conditions and limitations of the applicable benefit plans.

c.

Cash Bonus Plan. As a member of senior management of the Company, you will be eligible to participate under the Company’s Cash Bonus Plan, the terms of which are set forth on Exhibit A attached hereto.

d.

Equity Incentive Compensation. Subject to approval by the Board of Directors of the Company (the “Board”), the Company will grant you a new equity award (the “New Equity Award”) pursuant to the Sonim Technologies, Inc. 2012 Equity Incentive Plan (the “Plan) for shares of the Company’s common stock which together with your outstanding Sonim stock options will provide you common stock equity rights that equal approximately 0.75% of the Company’s fully-diluted capitalization as of the date of grant. The New Equity Award, if granted by the Board, shall be subject to the terms and conditions of the Plan, any amendments thereto, and the applicable grant notice and award agreement.

3.

Proprietary Information Agreement and Company Policies. At the time of commencement of your employment, you executed an Employment, Confidential Information and Invention Assignment Agreement with the Company (the “Proprietary Information Agreement”), a copy of which is attached hereto as Exhibit A. You acknowledge and agree that you continue to be required to comply with the Proprietary Information Agreement as a condition of your continued employment. In addition, you agree that you will continue to comply with the Company’s policies and procedures generally regarding proprietary and confidential information and otherwise as are in effect from time to time.

4.

No Conflicts. During the term of your employment with the Company, except on behalf of the Company, you agree not to directly or indirectly, whether as an officer, director, employee, stockholder, partner, proprietor, associate, representative, consultant, agent, or in any capacity whatsoever, engage in, become financially interested in, be employed by or have any business connection with any other person, corporation, firm, partnership or other entity whatsoever which is known by you to compete directly with the Company, throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may own, as a passive investor, securities of any publicly-held competitor corporation, so long as your direct holdings in any one such corporation shall not in the aggregate constitute more than 1% of the voting stock of such corporation.

5.

At-Will Employment Relationship. Your employment relationship continues to be terminable at will, and either you or the Company may terminate your employment relationship at any time, with or without Cause (defined below), and with or without advance notice. In addition, the Company may modify the other terms and conditions of your employment, including, but not limited to, compensation, benefits, position, title, reporting relationship and office location, from time to time in its sole discretion. Your at-will employment relationship can only be changed in a written agreement signed by you and the CEO or by a duly authorized member of the Board.

6	Severance Benefits.

a.

Termination by the Company without Cause; Termination Due to Death or Disability; Resignation for Good Reason. If at any time prior to a Change in Control (defined below), or more than thirteen (13) months after a Change in Control, the Company terminates your employment without Cause, or your employment terminates due to your death or permanent disability, or you resign for Good Reason (defined below), and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-l(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your obligations below, the Company will make severance payments to you in the form of salary continuation payments for a period of four (4) months at the rate of your base salary in effect as of your termination date, less required and designated payroll deductions and withholdings.

b.

Termination by the Company without Cause, or Resignation for Good Reason, Following Change in Control. If at any time within thirteen (13) months after a Change in Control, the Company terminates your employment without Cause or you resign for Good Reason, and provided such termination constitutes a Separation from Service, then subject to your obligations below, the Company will provide you with the following severance benefits:

i.

the Company will make severance payments to you in the form of salary continuation payments for a period of three (3) months at the rate of your base salary in effect as of your termination date, less required and designated payroll deductions and withholdings; and

ii.

the vesting of your then-outstanding Company stock options/ awards as of your termination date shall be accelerated such that the stock option/ award shares that would have vested had you remained employed for two years following the date of your termination shall vest and become immediately exercisable as of your termination date. If you receive the severance benefits under this Section 6(b), you shall not be eligible for any other severance benefits, including those set forth in Section 6(a).

c.

The severance benefits described above are conditional upon (a) your continuing to comply with your obligations under your Proprietary Information Agreement; and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 30 days following your Separation from Service. The salary continuation payments will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your Separation from Service; provided, however, that no payments will be made prior to the 30th day following your Separation from Service. On the 30th day following your Separation from Service, the Company will pay you in a lump sum the salary continuation payments that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 30th day in compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the effectiveness of the release, with the balance of the salary continuation payments being paid as originally scheduled.

7.

Termination By The Company With Cause; Resignation Not for Good Reason. If at any time the Company terminates your employment with Cause or you resign from your employment without Good Reason then you shall not be entitled to any severance pay, severance benefits, or any compensation or benefits from the Company whatsoever following the termination of your employment, except as required by law.

8.	Definitions.

a.

Cause. For purposes of this Agreement, “Cause” is defined as any of the following: (i) theft, dishonesty, or falsification of any employment or Company record; (ii) conviction (including any plea of guilty or nolo contendere) of a felony or any criminal act that impairs your ability to perform your duties with the Company; (iii) failure or inability to perform any reasonable assigned duties after notice from the Company of, and a reasonable opportunity to cure, such failure or inability, if capable of cure; (iv) improper disclosure of the Company’s confidential or proprietary information; (v) commission of an intentional or grossly negligent act that has a material detrimental effect on the Company’s reputation or business; or (vi) any material breach of any written agreement with the Company, which breach is not cured pursuant to the terms of such agreement, if capable of cure, or a material breach of a confidentiality or proprietary information and inventions agreement, which breach shall be deemed noncurable.

b.

Good Reason. For purposes of this Agreement, you will have “Good Reason” for your resignation from your employment with the Company if any of the following actions are taken by the Company without your express written consent:

i.

any failure by the Company to pay, or any material reduction by the Company of (a) your base salary in effect immediately prior to such failure to pay or reduction (unless reductions comparable in amount and duration are concurrently made generally for employees of the Company with responsibilities, organizational level and title comparable to your own), or (b) your bonus compensation amount eligibility, if any, in effect immediately prior to the date of such failure to pay or such reduction (subject to applicable performance requirements with respect to the actual amount of bonus compensation you earn);

ii.

the assignment of any duties, or the reduction of your responsibilities or duties, that are materially inconsistent with your position, duties, responsibilities and status with the Company immediately prior to such assignment or reduction; provided, however, that your assignment to an operating division of an acquiring company that includes the business of the Company following an acquisition, pursuant to which your duties are commensurate with the duties you had before the acquisition, except that the business of the Company is no longer independent but contained in a division, shall not be deemed a material reduction of your responsibilities, duties, or status hereunder and your resignation in connection therewith shall not be deemed for “Good Reason;” or

iii.	the relocation of your principal place of employment to a location that is more than fifty (50) miles from your current work location.

provided, however, that to resign for Good Reason, you must (1) provide written notice to the CEO within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than 90 days after the expiration of the cure period.

c.

Change in Control. For purposes of this Agreement, a “Change in Control” is defined as the consummation of an “Acquisition” or “Asset Transfer” as defined in the Company’s then-current Amended and Restated Certificate of Incorporation.

9.

Code Section 409A. It is intended that all of the benefits and payments under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Code Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of the your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred.

10.

Entire Agreement. This Agreement, including the Proprietary Information Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment. If you enter into this Agreement, you are doing so voluntarily, and without reliance on any promise, warranty, representation or agreement, written or oral, other than those expressly contained herein. This Agreement supersedes any and all promises, warranties, representations or agreements, whether oral or written, including the Offer Letter. This Agreement may not be amended or modified except by a written instrument signed by you and the CEO or a duly authorized member of the Board.

11.

Enforceability. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement, and the Agreement, including the invalid or unenforceable provisions, shall be enforced insofar as possible to achieve the intent of the parties.

12.	Binding Nature. This Agreement will be binding upon and inure to the benefit of the personal representatives and successors of the respective parties hereto.

13.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California without regard to conflicts of law principles.

14.

Miscellaneous. With respect to the enforcement of this Agreement, no waiver of any right hereunder shall be effective unless it is in writing. For purposes of construction of this Agreement, any ambiguity shall not be construed against either party as the drafter. This Agreement may be executed in more than one counterpart, and signatures transmitted via facsimile shall be deemed equivalent to originals.

If these revised terms of your employment with Sonim are acceptable to you, please sign this Agreement and return it to me.

Sincerely,
Sonim Technologies, Inc.

/s/ Robert J. Plaschke
Robert J. Plaschke
Chief Executive Officer

Understood and agreed to:

/s/ Peter Liu
Peter Liu

12-08-2013
Date

EXHIBIT A: CASH BONUS PLAN

A.

Subject to the discretion of the Board of Directors of the Company (the “Board”), you will be eligible for an annual Bonus that will be based upon the “Cash Result” (as defined below) performance of the Company and the following guidelines:

Year	Target Bonus	Cash Result Target
2013	$60,000	$8.4M
2014, beyond	$60,000	[TBD	]

“Cash Result” (or Cash from Operations) is defined as

•	Operating Profit

•	Add back: depreciation and amortization

•	Less: Capitalized NRE expenditure and Fixed Asset purchases

B.	The Board will determine the actual bonus to which you are entitled each year using the following formula as a guideline:

i.	Calculating a fraction (“Fraction”), the numerator of which is that year’s actual Cash Result and the denominator of which is that year’s Cash Result Target.

ii.	Setting the Percentage Pay-Out = the Fraction, limited so the minimum value is zero and the maximum value is 2.

iii.	Multiplying the Percentage Pay-Out by that year’s Target Bonus.

C.

The Company’s Cash Result for each year shall be approved by the Board as soon as practicable following completion of the respective year-end audit (the date of such determination, the “Determination Date”). The company’s Cash Result Targets for 2014 and beyond will be approved by the Board annually, which approval is expected to occur prior to January 31 each year.

D.

If approved, bonus payments will be made annually and in accordance with Company’s standard policies and procedures. Payment shall be conditioned on (1) you being in the Company’s continuous service through the relevant year’s Determination Date and (2) Sonim maintaining a minimum cash balance of $10M at the end of the fiscal quarter immediately preceding the respective Determination Date. In the event any approved bonus amounts are not paid pursuant to the foregoing subsection (2), such amounts shall be paid to you when and if Sonim achieves a cash balance in excess of $10M, at which time you must be in the Company’s continuous service to earn and receive such bonus payment.

E.	The Company will deduct from any bonus payment approved by the Board in any given year the amount of the Bonus Advance for Child’s Tuition paid in such year.